August 27, 2025

Prabu Natarajan
Chief Financial Officer
Science Applications International Corporation
12010 Sunset Hills Road
Reston, VA 20190

       Re: Science Applications International Corporation
           Form 10-K for Fiscal Year Ended January 31, 2025
           File No. 001-35832
Dear Prabu Natarajan:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended January 31, 2025
Consolidated Financial Statements
Note 16. Business Segments Information, page F-43

1. You disclose that the primary measure used by the chief operating decision maker
       (   CODM   ) is segment adjusted operating income; however, we note that you also
       present segment operating income in your MD&A. Please tell us whether the CODM receives segment operating income for each reportable segment and how it is used. If the CODM uses more than one measure of segment profit or loss, such as segment operating income and segment adjusted operating income, to assess segment performance and to decide how to allocate resources, tell us which of the reported segment profit or loss measures is required to be disclosed in accordance with ASC
       280-10-50-28A. In this regard, the measure required to be disclosed is that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements. Additional measures may be disclosed pursuant to
       ASC 280-10-50-28A through 50-28C.
 August 27, 2025
Page 2

2. We note your disclosure that the CODM uses segment adjusted operating income as the segment measure of performance. Please revise to discuss how the CODM uses this measure in assessing segment performance and deciding how to allocate resources. Refer to ASC 280-10-50-29(f) and the example at ASC 280-10-55-54(c).
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joyce Sweeney at 202-551-3449 or Christine Dietz at 202-551-3408
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology